UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2021

MOMENTIVE GLOBAL INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38664	80-0765058
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Curiosity Way San Mateo, California	94403
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (650) 543-8400

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	MNTV	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On October 28, 2021, Momentive Global Inc. (the “Company”) issued a joint press release with Zendesk, Inc. (“Zendesk”), a Delaware corporation, announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), made and entered into as of October 28, 2021, by and among the Company, Milky Way Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, and Zendesk, pursuant to which, subject to the terms and conditions of the Merger Agreement, Zendesk will acquire the Company in a stock-for-stock transaction. Also on October 28, 2021, the Company made available an investor presentation (“Investor Presentation”) regarding the proposed transaction. Copies of the press release and Investor Presentation are furnished as Exhibits 99.1 and 99.2 to this Current Report on Form 8-K, respectively, and are incorporated herein by reference.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

99.1	Joint Press Release issued by Zendesk, Inc. and the Company Inc., dated October 28, 2021.

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Momentive Global Inc.

Dated: October 28, 2021	By:	/S/ Lora D. Blum
Lora D. Blum Chief Legal Officer & Secretary

Exhibit 99.1

Zendesk to Acquire Momentive and its Iconic SurveyMonkey Platform

Beloved customer service and customer feedback brands will create powerful new Customer Intelligence company that enables businesses to build more meaningful relationships

Combination expected to be growth accretive by 2023 and accelerate Zendesk’s revenue plan to $3.5 billion in 2024

SAN FRANCISCO AND SAN MATEO, OCTOBER 28, 2021 Zendesk (NYSE: ZEN) and Momentive (NASDAQ: MNTV) have entered into a definitive agreement under which Zendesk will acquire Momentive, including its iconic SurveyMonkey platform. The terms of the transaction provide for Momentive stockholders to receive 0.225 shares of Zendesk stock for each share of Momentive stock, a ratio which represents an implied value of approximately $28 per outstanding share of Momentive stock based on the 15-day volume weighted average price of Zendesk common stock up to and including October 26, 2021.

Zendesk expects the combination to be growth accretive in its first full operating year and accelerate Zendesk’s revenue plan to $3.5 billion in 2024, one year ahead of its previous target. The companies’ respective sizable customer bases and complementary capabilities are expected to provide significant opportunity for joint product adoption and increasing Momentive’s enterprise traction. Zendesk will reinvest savings from scale efficiencies into compelling growth opportunities to support the combination. Upon the close of the transaction, Momentive CEO Zander Lurie will continue to lead Momentive’s strong management team.

“The SurveyMonkey brand is iconic and we’ve admired their business from afar since the inception of Zendesk. They truly democratized an industry—almost everyone in the world has responded to one of their surveys at some point,” said Mikkel Svane, CEO & Founder, Zendesk. “We’re very excited to have them join the Zendesk mission along with Momentive’s market research and insights products and together create a powerful new Customer Intelligence company. We will deliver a rich, colorful picture of every customer so businesses really understand their customers and can build more authentic relationships.”

“We look forward to combining with Zendesk to advance our mission and accelerate our long-term growth strategy,” said Zander Lurie, CEO, Momentive. “This is a testament to the strength of our agile products and talented team. Zendesk and Momentive share a culture centered around our people, our communities and the customers we serve. The synergies between our companies are proximate and compelling. We are uniquely positioned to make Customer Intelligence a reality while delivering significant value for our shareholders.”

Acquisition to Create Powerful New Customer Intelligence Company

In today’s digital-first economy, it is imperative to build more meaningful relationships with customers. Meaning comes from a deep understanding of the customer and their experiences. Although businesses often have an endless supply of data, they lack actionable and personalized customer intelligence. Instead, businesses are left with a picture of the customer that is one dimensional, impersonal and incomplete.

Zendesk pioneered the ability to respond to what customers say and do, making it easier to deliver superior customer service. Momentive is a leader in capturing how customers think and feel, helping companies make critical decisions quickly and confidently.

With Momentive, Zendesk will create what businesses really need—a customer intelligence company that connects what customers say and do, with how they think and feel. The combination will give businesses the ability to:

•	Listen to your customers: Collect critical information about customer needs, experiences and expectations

•	Develop a rich picture: Bring a customer into focus by combining transactional data with market research and insights for the context to truly understand them

•	Act on insights: Empower teams to take action with the full breadth of data about their customers as well as feedback and market insights to improve customer interactions

Transaction Terms

Following a comprehensive review, the boards of directors of Zendesk and Momentive have approved the transaction.

The terms of the transaction provide for Momentive stockholders to receive 0.225 shares of Zendesk stock for each share of Momentive stock, a ratio which represents an implied value of approximately $28 per outstanding share of Momentive stock based on the 15-day volume weighted average price of Zendesk common stock up to and including October 26, 2021. Upon closing of the transaction, Zendesk stockholders will own approximately 78% of the combined company and Momentive stockholders will own approximately 22% of the combined company. The transaction, which is anticipated to close in the first half of 2022, is subject to approval by Zendesk stockholders and Momentive stockholders, the receipt of required regulatory approvals and other customary closing conditions. The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Zendesk has published a presentation to provide an overview of the transaction, available on both Zendesk and Momentive’s investor relations websites. Additional details and information about the terms and conditions of the transaction will be available in Current Reports on Form 8-K to be filed by Zendesk and Momentive with the Securities and Exchange Commission.

Quarterly Financial Results

In separate press releases issued today, Zendesk announced financial results for the third quarter of 2021 and Momentive announced preliminary results for its third quarter of 2021. Momentive will issue a press release to share its full third quarter financial results on November 9, 2021.

Conference Call and Webcast

Today at 2:00 p.m. (PT) / 5:00 p.m. (ET), Zendesk will host a conference call to discuss its Q321 earnings and the transaction. The live video webcast can be accessed through Zendesk investor relations website at https://investor.zendesk.com. A replay of the webcast will be available for 12 months.

Advisors

Goldman Sachs & Co. LLC is serving as lead financial advisor and Centerview Partners LLC is also serving as financial advisor to Zendesk. Hogan Lovells US LLP is serving as legal counsel to Zendesk. Allen & Company LLC and J.P. Morgan Securities LLC are serving as equal lead financial advisors and Wilson Sonsini Goodrich & Rosati Professional Corporation is serving as legal counsel to Momentive.

About Momentive

Momentive (formerly SurveyMonkey) is a leader in agile experience management, delivering powerful, purpose-built solutions that bring together the best parts of humanity and technology to redefine AI. Momentive products, including GetFeedback,SurveyMonkey, and its brand and market insights solutions, empower decision-makers at 345,000 organizations worldwide to shape exceptional experiences. More than 20 million active users rely on Momentive to fuel market insights, brand insights, employee experience, customer experience, and product experience. Ultimately, the company’s vision is to raise the bar for human experiences by amplifying individual voices. Learn more at www.momentive.ai.

About Zendesk

Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Company common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with our customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s respective Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

————

Stephanie Barnes

Zendesk Communications

press@zendesk.com

Jason Tsai

Zendesk Investor Relations

ir@zendesk.com

Katie Miserany

Momentive Communications

pr@momentive.ai

Gary J. Fuges, CFA

Momentive Investor Relations

investors@momentive.ai

Exhibit 99.2 October 28, 2021 ZENDESK + MOMENTIVE Creating the leader in customer intelligence Investor Deck

Additional Information and Where to Find It This communication relates to a proposed business combination transaction between Zendesk, Inc. (“Zendesk”) and Momentive Global Inc. (“Momentive”). In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai. Participants in the Solicitation Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Company common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this [press release], including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with our customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third-party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s respective Quarterly Reports on Form 10-Q for the period ended June 30, 2021 and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Speakers Mikkel Svane Zander Lurie Shelagh Glaser Founder, CEO, Chair CEO of Momentive CFO of Zendesk of Zendesk

Creating the leader in customer intelligence Leading customer service Leader in feedback, surveys and sales platform and market research Make it easy for companies and Help businesses make critical customers to create connections decisions quickly and confidently +

Businesses have billions of interactions with their customers

But without the necessary context true customer understanding is out of reach

What customers How customers say and do think and feel

INTRODUCING The customer intelligence company Build more meaningful relationships with every customer

Develop a rich and dynamic picture of every customer

Our customer intelligence vision Listen to your customers Develop a rich picture Act on insight Collect critical information about Bring your customer into focus by Empower teams to take action your customers needs, experiences combining customer data with across the organization and and expectations across all market research and insights for the customer lifecycle interaction and feedback channels context you need to truly understand

Momentive empowers Brand tracking Competitive intel Marketing broad range of use cases Consumer insights across the organization Account health pulse Qualification Sales Event feedback NPS SURVEYS Customer satisfaction Customer Experience Sentiment analysis Employee pulse FEEDBACK Benchmarking HR Workplace equity and inclusion Concept testing MARKET Product feedback Product Management RESEARCH Price sensitivity

Momentive’s customers span all sizes and industries NON-PROFIT TECHNOLOGY FINANCIAL SERVICES/FINTECH E-COMMERCE CONSUMER TRANSPORTATION/AUTO KEY HIGHLIGHTS (1) ● 345K organizations worldwide ● 20mm active users (2) ● ~9,400 enterprise sales customers ● ~550 enterprise customers added in Q2’21 (3) ● 100%+ dollar-based net retention rate for organizational customers (1) Enterprise sales customers purchase products through Momentive’s sales-assisted channel (2) Organizational domain-based customers are customers who register with us using an email account with an organizational domain name, such as @momentive.ai, but excludes customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. (3) We calculate organizational dollar-based net retention rate as of a period end by starting with the trailing 12 months of bookings from the cohort of all domain-based customers as of the 12 months prior to such period end (“Prior Period Bookings”). We then calculate the trailing 12 months of bookings from these same customers as of the current period end (“Current Period Bookings”). Current Period Bookings includes any upsells and is net of contraction or attrition but excludes bookings from new domain-based customers in the current period. We then divide the total Current Period Bookings by the total Prior Period Bookings to arrive at the organizational dollar-based net retention rate.

Two industry leaders – A powerful combined platform for growth ~$1.4bn 32% 111K+ ~$460mm 20% 345K (1) (1) (1) (1) (2) CUSTOMERS RUN-RATE REVENUE Y/Y REV. GROWTH RUN-RATE REVENUE Y/Y REV. GROWTH CUSTOMERS 5,000+ 4bn 3.3bn ~1,500 5.5bn+ 9mm+ (3) DAILY AI PREDICTIONS EMPLOYEES ANNUAL TICKETS END USERS EMPLOYEES SURVEY RESPONSES Source: Company filings, presentations and FactSet as of October 18, 2021 (1) As of Q3 2021. Estimate of annual revenue run rate by multiplying the revenue for the applicable quarter by four. (2) Unique organizational domains as further described above. (3) Based on August 2021 data, weekly average.

ZENDESK + MOMENTIVE Strategically aligned culture and values ● Shared heritage ● Ease of use ● Fast time to value ● Organic adoption ● User-centric design ● Customer empowerment ● Employee impact

ZENDESK + MOMENTIVE Summary of transaction ● All stock transaction with exchange ratio of 0.225 Zendesk shares per Momentive share TRANSACTION ● Ratio represents an implied value of approximately $28 per Momentive share based on Zendesk’s 15-day volume weighted average price up to and including October 26, 2021 CONSIDERATION ● Momentive shareholders to own approximately 22% of combined company ● Upon closing of the transaction, CEO Zander Lurie will continue to lead Momentive’s strong management team MANAGEMENT & ● Over the first few quarters following completion of the combination, we will work jointly on GOVERNANCE the plan for deeper integrations of our teams, go-to-market strategies, and products to operate as a unified company delivering on a shared vision of Customer Intelligence ● Approved by both Zendesk’s and Momentive’s Boards of Directors TRANSACTION ● Expected closing in 1H 2022 ● Subject to Zendesk and Momentive shareholder approvals and customary regulatory TIMELINE approvals

Powering our growth and scale

Platform differentiation

Drive new wins across both the customer service and customer feedback markets with compelling customer intelligence vision and platform

Complementary customer bases

Deepen relationships across both companies' large customer bases through product integration, bundled offerings, and cross-sell

Enterprise leverage

Accelerate Momentive's enterprise maturation by leveraging Zendesk's GTM capabilities and operating model

Reinvest in growth

Reallocate the benefits of greater scale toward new growth opportunities

Growth accretive in FY23 and beyond

(Transaction anticipated to close in H1 2022)

~$3.5B

Revenue in 2024

~$4.5B

Revenue in 2025

(~50% higher than previous target of $3B in 2025)

Zendesk can accelerate Percent of Business from $250K+ Accounts Momentive in numerous ways – 37% we’ve been there Zendesk’s enterprise investments and operating ● Strategic customer model can rapidly relationships accelerate Momentive’s enterprise business 17 ● Enterprise GTM capabilities Time ● Technology and channel Momentive’s Enterprise Journey partner ecosystem (Illustrative) ● International reach ● Proven expansion motion

Significant TAM expansion


2025 TAM
The Customer Intelligence Company
Market Research + Insights
Voice of Employee
Surveys + Voice of Customer
CPaaS + Messaging
Sales
CSS and Contact Center + Internal Help Desk
$85B
$22B
$18B
$45B
$81B
$30B
$26B
$25B
~$165B
zendesk
momentive
zendesk + momentive
The Customer Intelligence Company

Sources:
CSS + Contact Center, Sales, and Internal Help Desk: IDC Semiannual Software Tracker 2H20 Forecast
CPaaS + Messaging: IDC Worldwide Communications Platform as a Service Forecast, 2021-2025
Surveys + Voice of Customer: IDC Worldwide Customer Intelligence and Analytics Applications Software Forecast, 2021-2025
Voice of Employee: IDC Worldwide and U.S. Employee Experience Software and Services Forecast, 2021-2025
Market Research + Insights: internal Zendesk and Momentive estimates
Note: numbers may not add up due to rounding

ZENDESK + MOMENTIVE Summary Compelling platform TAM multiplier Growth driver Combination will create a Significant expansion of our Transaction will be growth differentiated, integrated addressable market with accretive in its first full year platform that combines addition of iconic brand, large through the acceleration of customer interactions and customer base, and powerful Momentive’s enterprise business insights into intelligence and horizontal solutions adopted and cross-sell between understanding throughout organizations complementary customer bases